APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mexibbean , LLC
Income Statement - unaudited
April 2022

	Current Period 4-30-21	Prior Period 12-31-21
REVENUES		
Sales	$- 0	$- 0
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-

Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$-	$-

Mexibbean , LLC
Balance Sheet - unaudited
04/18/2022

	Current Period	Prior Period
	4-30-21	12-31-21
ASSETS		
Current Assets:		
Cash	$2,500.00	$5,000.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	1,500.00	-
Prepaid Expenses	-	3,000.00
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	4,000.00	8,000.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	40,000.00	30,000.00
Computer Equipment	1,200.00	-
Vehicles	25,000.00	25,000.00
Less: Accumulated Depreciation	-	-
Total Fixed Assets	66,200.00	55,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-

TOTAL ASSETS	**$70,200.00**	**$63,000.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$1,500.00	$-
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	1,500.00	-
Long-Term Liabilities:		
Notes Payable	12,000.00	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	12,000.00	-
EQUITY		
Capital Stock/Partner's Equity	$56,700.00	$63,000.00
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	**$70,200.00**	**$63,000.00**

Balance Sheet Check

Mexibbean , LLC
Statement of Cash Flow - unaudited
APRIL 2022

	Current Period 4-30-21	Prior Period 12-31-21
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	0	0
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-

CASH - ENDING

-

-

I, John Carradine Baker , Sr, certify that:

1. The financial statements of Mexibbean, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Mexibbean, LLC has not been included in this Form as Mexibbean, LLC was formed on 02/04/2021 and has not filed a tax return to date.

Signature   *John Carradine Baker , Sr*

Name: John Carradine Baker , Sr

Title: President